Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

Exemption No. 82-5030

(Summary Translation)

JASDAQ

To: Japan Securities Dealers Association & Others

February 10, 2003

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, 150-0031

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and President

Person to Contact: Masanori Shimada, Chief manager Tel: +813-6415-6070

Notification of Amendments to the Forecasted Numbers of business results for the Annual Accounting Period ending March, 2003.

The forecasted numbers for the results of business for the semi-annual period ended September, 2002 (from April 1, 2002 to September 30, 2002) announced by this company in the "Abbreviated Accounting Report (Consolidated/Unconsolidated) for March, 2002", dated May 31, 2002 as well as the forecasted numbers for the annual accounting period ended March, 2003, " are hereby amended as follows.

To Wit:

1. Amendment of the forecasted numbers for results of business for the annual period ended March 31, 2003.

1) Contents of Amendment

(1) Consolidated Annual Period (from April 1, 2002 to March 31, 2003)

(Unit: ¥1,000,000)

	Gross Revenues	Ordinary Profits	Semi-Annual Net Profit
Previous Forecast (A) (compared % to the same period of the previous year)	8, 600 (39.4%)	−420 (−)	−940 (−)
As Amended (B) (compared % to the same period of the previous year)	8, 600 (39.4%)	−2, 400 (−)	−6, 400 (−)
Amount of Increase/Decrease (B-A)	−	−1, 980	−5, 460
Percentage Change of Increase/Decrease	−	−471. 4%	−580. 9%

dw 4/7

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

(2) Unconsolidated Annual Period (from April 1, 2002 to March 31, 2003)

(Unit: ¥1,000,000)

	Gross Revenues	Ordinary Profits	Semi-Annual Net Profit
Previous Forecast (A) (compared % to the same period of the previous year)	7, 000 (51.6%)	—500 (—)	—650 (—)
As Amended (B) (compared % to the same period of the previous year)	7, 000 (51.6%)	—2, 400 (—)	—6, 000 (—)
Amount of Increase/Decrease (B-A)	—	—1, 900	—5, 350
Percentage Change of Increase/Decrease	—	—380. 0%	—823. 1%

(2) Reasons for Large Scale Downward Revision on Profit Basis.

① The pre-forecasted results of accounting reported for the annual period were: the consolidated gross revenues of ¥8,600,000,000, ordinary profits of —¥420,000,000, and consolidated net profits of —¥940,000,000, but are hereby amended downward to consolidated annual ordinary profits of —¥2,400,000,000 and downward to consolidated net profits of —¥6,400,000,000.

The major reasons of the downward amendments of profits are: Withdrawing from investment & trading former core business on Entertainment-Contents, the Company is oblidged to dis-account the cost of redemptions for Entertainment-Contents inventories earlier than usual. And the total cost increase is considered Yen 2,400 million at this moment toward end of March 2003, depressing underward the same figure on Ordinary Profit basis.

And also on Net Profit basis, selling off the real estate propertoies of the Company to improve the financial conditions by raising cash in hand and erasing off the Bank Borrowings, the Company is oblidged to account the special loss of Yen 800 miilion together with the special loss by Yen 2 billion from discount sales of Contents inventories and Yen 1.5 billion from reserve fund cost increase for doubtful accounts, withdrawing from investment & trading former core business on Entertainment Contents business and other re-evaluation loss accounting toward end of March 2003.
With all together of the special losses, the Net Deficits at the end of March is expected Yen 6 billion minus figure.

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

Exemption No. 82-5030

② The pre-forecasted results of accounting reported for the annual period were: the un-consolidated gross revenues of ¥ 7,00,000,000, un-consolidated ordinary deficits of ¥500,000,000, and un-consolidated net deficits of ¥ 650,000,000, but are hereby amended downward to un-consolidated annual ordinary deficits of ¥2,400,000,000 and downward to un-consolidated net deficits of ¥6,000,000,000.

The major reasons of the downward amendments of profits are the same as above: almost all was caused by the negative effects of withdrawing from investment & trading former core business on Entertainment-Contents of the Company.

After the board of directors resolution in February 2003, regarding the withdrawal from the trading and investment business on entertainment contents, now the Company expects the severe business results above mentioned affected by the withdrawal loss accounting from the former core business toward end of March 2003, of which are expected liabilities with interests 3.3 billion yen, own equity 6.2 billion yen, carrying over loss 6 billion yen by this fiscal year end March 2003.
However, within liabilities with interest, the bank borrowings are decreased from 6.2 billion yen to 1.8 billion yen by the sales of own real estate propertiies and acquired cash by the new issue of common stock last year.

End.

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430
Exemption No. 82-5030

(Summary Translation)

03 MAR 19 AM 7:21

February 26, 2003

To: Japan Securities Dealers Association

Mr. Eiichiro Okumoto, Chairman

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo, Japan 150-0031.

Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)

Toyoyuki Yokohama, Representative Director and President

Person to Contact: Masanori Shimada, Chief manager Tel: 03-6415-6070

Notification relating to the Issue of Euro-yen Convertible Bonds due 2008 February and Domestic Stock Option due 2004 March.

We have resolved as follows the issue of Euro-yen Convertible Bonds due 2008 February and Domestic Stock Option due 2004 March pursuant to the resolution by the Board of Directors of 26th. February, 2003:

Regarding Euro-yen Convertible Bonds due 2008 February

1. Name of the bond:
   Euro-Yen Convertible Bond with the maturity date of February 29, 2008.

2. Total Amount of the Bonds:
   JPY 400,000,000.

3. Issue Price:
   100 per cent. of the principal amount of the Bonds.

4. Denomination of Each Bond:
   JPY10,000,000

5. Place of issue of the Bonds:
   London, the United Kingdom

6. Method of offering:
   Private offering to specific overseas investors, as is all the 400 million yen Bonds to N.D.F. Holdings Inc.

7. Closing and Issue Date:
   19th. March 2003 (London time)

8. Annual interest of the bond:
   0.00%

9. Maturity Date:
29th. February 2008 (London time)

10. Conditions of the conversion of the bond

(1) Shares to be issued upon conversion:
Common stock of the Company with figures less than 1 share disregarded and also with no adjustment by cash payment.

(2) Conversion price:

① Initial Conversion Price: Yen of 33, which is the daily closing price average quoted by Japan Securities Dealers Association from Feb. 19,2003 to Feb. 25, 2003.

② Amendments to Conversion Price.
If at any time when the Debentures are outstanding the Company shall issue or dispose, or is deemed to have issued or disposed, any shares of Common Stock for a consideration per share less than the Per Share Market value (as defined below) of Common Stock at the record date mentioned below, then, forthwith upon such issue or dispose, the Conversion Price shall be amended to such price according to the calculation formula such as,;

$$\text{Adjusted Conversion Price} = \text{Initial Conversion Price} \times \frac{\text{Outstanding No. of Shares} + \dfrac{\text{Newly Issued or Disposed No. of Shares} \times \text{Per Share Price for Newly Issued or Disposed}}{\text{Market Value Per Share}}}{\text{Outstanding No. of Shares} + \text{Newly Issued or Disposed No. of Shares}}$$

③ The conversion price shall be adjusted from time to time in case of stock split or consolidation of shares, or in certain other cases as provided for in the Terms and Conditions of the Bonds; provided, however, that unless otherwise provided for in laws or ordinances.

④ Shares to be issued upon conversion:
Common stock of the Company.

⑤ Period during which application for conversion may be made:
On or after 25th. March 2003 and not later than the close of business on 28th.February, 2008.

⑥ Portion of the issue price of the shares issued upon conversion not incorporated in the stated capital:
The portion of the issue price of the shares issued upon conversion of the Bonds which will not be incorporated in the stated capital shall be the amount of such issue price less the amount which will be incorporated in the stated capital. The amount to be incorporated in the stated capital shall be the relevant issue price multiplied by 0.5, rounded upward to the nearest yen.

11. Security or Guarantee:
None.

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430
Exemption No. 82-5030

Regarding Domestic Stock Option No.1 due March 24th. 2004.

1. Name of the Stock Option:
   The Omega project No.1 domestic Stock Option

2. Total number of shares by the Stock Option:
   65,000,000 shares of Common stock of the Company.

3. Number of units of the Stock Option:
   6,500 units

4. Issue price of the Stock Option:
   30,000 Yen per unit

5. Total issue amount of the Stock Option:
   195,000,000 Yen

6. Allotment of the Stock Option:
   All the options for N.D.F. Holdings Inc., which is the overseas entertainment contents rights trading company and also in charge for the financial support for the Company including contents trading with the Company until March end 2002.

7. Application date of the Stock Option:
   March 18th., 2003

8. Issue date of the Stock Option:
   March 19th., 2003

9. Additional required payment for exercising the Stock Option:
   360,000 Yen per unit

10. Adjustment for the additional required payment for exercising the Stock Option

    ① Amendments to Exercising Price.

    If at any time when the Debentures are outstanding the Company shall issue or dispose, or is deemed to have issued or disposed, any shares of Common Stock for a consideration per share less than the Per Share Market value (as defined below) of Common Stock at the record date mentioned below, then, forthwith upon such issue or dispose, the Exercising Price shall be amended to such price according to the calculation formula such as,;

$$\text{Adjusted Exercising Price} = \text{Initial Exercising Price} \times \frac{\text{Outstanding No. of Shares} + \dfrac{\text{Newly Issued or Disposed No. of Shares} \times \text{Per Share Price for Newly Issued or Disposed}}{\text{Market Value Per Share}}}{\text{Outstanding No. of Shares} + \text{Newly Issued or Disposed No. of Shares}}$$

② The exercising price shall be adjusted from time to time in case of stock split or consolidation of shares, or in certain other cases as provided for in the Terms and Conditions of the Bonds; provided, however, that unless otherwise provided for in laws or ordinances.

③ Shares to be issued upon exercising:
Common stock of the Company.

④ Period during which application for exercising may be made:
On or after 25th. March 2003 and not later than the close of business on 24th.March, 2004.

⑤ Portion of the issue price of the shares issued upon exercising not incorporated in the stated capital:
The portion of the issue price of the shares issued upon exercising of the Option which will not be incorporated in the stated capital shall be the amount of such issue price less the amount which will be incorporated in the stated capital. The amount to be incorporated in the stated capital shall be the relevant issue price multiplied by 0.5, rounded upward to the nearest yen.

11. The total amount of the exercising the Stock Option;
2,340,000,000 Yen

12. The issue price by the exercising the Stock Option;
390,000 Yen per unit (39 Yen per share)

13. The total amount by the exercising the Stock Option;
2,535,000,000 Yen

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

(Additional Information)

1. The reason of the equity finance by the new issue of Euro-Yen Convertible Bonds & Domestic Stock Option of the Company.

After the board of directors resolution in February 2003, regarding the withdrawal from the trading and investment business on entertainment contents, now the Company expects the severe business results affected by the withdrawal loss accounting from the former core business toward end of March 2003, of which are expected liabilities with interests 3.3 billion yen, own equity 6.2 billion yen, carrying over loss 6 billion yen by this fiscal year end March 2003.
However, within liabilities with interest, the bank borrowings are decreased from 6.2 billion yen to 1.8 billion yen by the sales of own real estate propertiies and acquired cash by the new issue of common stock last year.
And facing the new fiscal year of 2003, the Company considers the present important business plan is to squeeze the carried over loss and sustain the corporate financial stability to perform parent based business for the recoverly of the corporate value again in the future.

To attain this reengineering, the Company regards this time equity finance as the most effective method for squeezing the carried over loss for new fiscal year as well as selling off the real estate properties aiming to reduce the bank borrowings down to zero level to recover the stable business profitability and corporate value of the Company.

2. Use of Proceeds

In the event that the final total amount of the payment through all the conversion and execution of this time CB & Stock Option is expected JPY 2,935,000,000, and then the total expected proceeds at most of JPY 2,885,000,000 shall be used for the improvement of the Company's financial conditions for decreasing the bank borrowings down to zero with keeping the general corporate purposes cost and business investment cost safely.

3. Corporate Management Theme & Strategies

As for the important corporate management targets, the Company tries to erase off the carried over loss occurred this year by the withdrawal fro the former core investment & trading business and also tries to reduce the current bank borrowings down to zero level to sustain the corporate financial stability to recover the corporate value in the future.
On the other hand, regarding the Entertainment & Contents Business promotion, the Company is trying to promote on the own fund basis only with the short term turnover attaining profits, which is free from bank borrowings and external liability basis not along with mid and long term investment all over consolidated global subsidialies.

As of today the Company is just on the beginning stage to recover the corporate value through trying to erase off the carried over loss and bank borrowings to become again the global contents firm highly developped and distinguished on Film Sales Agent Business and Contents Trading Settlement Business all over Europe, USA and Asia.
Turning around after all the red figures business results this fiscal year, the Company is now seeking for the new business concrete strategies. Regarding the concrete business strategies and timely promotion records, the Company will inform later after the confirmation of the corporate value recoverly.

4. Information about the continuous holding and deposit of the new shares issued
There is no special contract about the continuous holding and deposit of the new shares issued by the conversion and execution of this time CB & Stock Option between the third party and the Company. But there will be agreed to promise that the third party will inform the Company in case of the sales of the newly issued shares for the one year's term after the issue date of March 19, 2003.

5. Regarding the investment strategy of N.D.F. Holdings Inc. and Information on Dilution due to Dilutive Securities

The total amounts of Dilutive Securities caused by this time both Convertible Bonds and Stock Option are 76,764,705 shares against for the current outstanding number of 93,878,729 shares and the present dilutive securities with 15,156,523 shares.
Regarding the expected occupied number of shares including the dilutive securities after the new issue of CB and Stock Option held by N.D.F. Holding Inc., it is amounted at most 42% of the total number of common stocks of the Company.
On the other hand, N.D.F. Holding Inc. reports the Company to underwrite all the CB & Stock Option this time all by herself, just to promote the supporting plans for the Company on the financial basis as for the Company can attain the clearing off the carried over loss and regain the corporate profits in the future as soon as possible.
In other words, N.D.F. Holdings Inc. has been regarded she has no intentions at all to merger nor acquire the corporate managements.

6. Profit Distribution to Shareholders

The most present forecasts of this fiscal year's business results are below mentioned.
(Non consolidated basis)

Category / Fiscal Year	Sales	Recurring Profit	Net Profit	EPS	Dividend per share
March 2003 Forecast of parent basis	million yen 7，０００	million yen －2，４００	million yen －6，０００	Yen －６３．９	Yen 0
March 2002 Results of parent basis	million yen １３，５７８	million yen ５８６	million yen ２８０	Yen ４．１	Yen 0

(Consolidated basis)

Category / Fiscal Year	Sales	Recurring Profit	Net Profit	EPS	Dividend per share
March 2002 Forecast of parent basis	million yen ８，６００	million yen －2，４００	million yen －６，４００	Yen －６８．２	Yen —
March 2000 Results of parent basis	million yen ２１，８１７	million yen ５１４	million yen ３５６	Yen 5'．２．	Yen —

7. Profit Distribution Information to Shareholders

(1) Our Principal Policy on Profit Distribution to Shareholders:
Our principal dividend policy is to be active in returning our profits to shareholders, along with maintaining the internal reserves for the purpose of strengthening our financial position and also in light of the maintenance of stable profits.

(2) Our Policy in Deciding Dividends:
In the year ended 31st March, 2001 after six years no dividend period, we paid JPY 3 yen dividend per share. But in March 2002, by the sharp decline of the corporate recurring profit basis, the Company has decided no dividend payment and toward the year ending March, 2003, planning to continue no dividend payment to attain the corporate reengineering to secure the corporate profitability even in the current weakened economical conditions.

(3) Dividends in the Past Three Years:

	Year Ended 31 March		
	2000	2001	2002
Earnings (Loss) Per Share	JPY 16.07	JPY 16.67	JPY 4.11
Dividends Per Share	JPY 0.00	JPY 3.00	JPY 0.00
Dividends Earnings Ratio	------	18.0%	------
Return on Shareholders' Equity	15.89%	8.8%	2.7%
Dividend Rate for Shareholders' Equity	------	1.6%	------

(Note 1) Return on Shareholders' Equity is the net income as at the end of the relevant fiscal year divided by the shareholders' equity (which is the average of the total shareholders' equity as at the beginning of the relevant fiscal year and that as at the end of the relevant fiscal year).

(Note 2) Dividend Rate for Shareholders' Equity is the total dividends during the relevant fiscal year divided by the shareholders' equity (which is the average of the total shareholders' equity as at the beginning of the relevant fiscal year and that as at the end of the relevant fiscal year).

8. Past Equity-Related Financing

Equity-related financing by the Company in the past three years are as follow:

(a)Rights Offering of Shares
Number of Shares Issued: 1,050,000 shares
Aggregate Issue Amount: JPY2,814,000,000
Date of Issue: 24th March, 2000
Issue Price: JPY2,680

; Use of proceeds
800 mil. Yen spent for repayment of bank borrowings. 1.4 bill. Yen spent for Software business in Japan and Korea. 494 mil. Yen spent for general corporate purposes.

(b)Unsecured Euro Yen Convertible Bonds
Aggregate Issue Amount: JPY2,000,000,000
Date of Issue: 17th Jan.2001
Conversion Price: JPY250
Current Amount: 10 million yen (as of 25th. Oct. 2002)

; Use of proceeds
1.75 bill. Yen spent for M&A of outstanding, exchanging contracts with creators, production of contents and general corporate purposes.

(c)Rights Offering of Shares
Number of Shares Issued: 5,555,000 shares
Aggregate Issue Amount: JPY1,499,850,000
Date of Issue: 27th Feb.2001
Issue Price: JPY270

; Use of proceeds
700 mil. Yen spent for underwriting of MMC new shares. 779 mil. Yen spent for general corporate purposes for the joint business with Marubeni Corp.

(d)Unsecured Euro Yen Convertible Bonds
Aggregate Issue Amount: JPY2,000,000,000
Date of Issue: 21st. Mar.2001
Conversion Price: JPY283
Current Amount: 0 yen (as of 25th. Oct. 2002)

; Use of proceeds
80 mil. Yen spent for the incorporations of European & American subsidiaries, and general corporate purposes.

(Note) 1.35 billion yen was matured in June 2001 and 550 million yen was matured in Oct. 2001.

(e) Unsecured Convertible Bonds
Aggregate Issue Amount: JPY1,500,000,000
Date of Issue: 27th Aug. 2002
Conversion Price: JPY102
Current Amount: 1.5 billion yen (as of 25th. Oct 2002)

; Use of proceeds
350 mil. Yen spent for BODYSONIC hardware business. 800 mil. Yen spent for Software business, including production & general corporate purposes.

(f)Unsecured Euro Yen Convertible Bonds
Aggregate Issue Amount: JPY1,000,000,000
Date of Issue: 31st. Aug.2002
Conversion Price: JPY102
Current Amount: 90 million yen (as of 25th. Oct 2002)

; Use of proceeds
750 mil. Yen spent for incorporations, general corporate purposes and acqusition of external contents' right.

(g)Rights Offering of Shares
Number of Shares Issued: 6,772,000 shares
Aggregate Issue Amount: JPY 433,408,000.
Date of Issue: 19th Nov.2002
Issue Price: JPY 64

; Use of proceeds
400 mil. Yen to be spent for general corporate purposes including repayment for bank borrowings.

(h)Rights Offering of Shares
Number of Shares Issued: 9,200,000 shares
Aggregate Issue Amount: JPY 607,200,000.
Date of Issue: 20th Dec.2002
Issue Price: JPY 66

; Use of proceeds
590 mil. Yen to be spent for general corporate purposes including repayment for bank borrowings.

9. The Company's stock market price records for last three years.

	Fiscal Year 1999 (From Apr. to Mar.)	Fiscal Year 2000 (From Apr. to Mar.)	Fiscal Year 2001 (From Apr. to Mar.)	Fiscal Year 2002 (From Apr. to Mar.)
Biginning	280 yen	2,200 yen	299 yen	99 yen
Year High	3,790 yen	2,220 yen	313 yen	121 yen
Year Low	280 yen	192 yen	66 yen	34 yen
Closing	2,260 yen	292 yen	100 yen	36 yen
PER Ratio	237.1 times	18.2 times	6.0 times	— times

Notes; 1. ClosingStock Price for March End 2002 is shown the figure as of Feb.25th. 2003.
2. PER Ratio is the figure caliculated based on the March End Stock Price of each year divided by the previous year's EPS.

10. The method of determining the issue price

For Convertible Bond due February 29, 2008.
The conversion price was determined 33 yen (7.8% discount ratio), considering the average of the latest Closing Price for one week from Feb.19th. to Feb.25th.2003 (35.8 yen) before the meeting of the Board of Directors held on 26th.February, 2003.

For Stock Option due March 24, 2004.
Regarding the execution price, it was determined 36 yen per share, considering the average of the latest Closing Price for one week from Feb.19th. to Feb.25th.2003 (35.8 yen) before the meeting of the Board of Directors held on 26th.February, 2003.
Regarding the option premium per share, it was determined 3 yen per share, according to the Black Sholes Option Priocing Model, considering the terms of one year's exercising option and as for Volatility Figure adopting the two third of the Nikkei Dow figure because of the continuity and the Company's present sudden red figure business results conditions, and as for Risk Free Interest Figure adopting Japanese Government Bond.
This calculation method was confirmed its rational by the Kokusai-Daiichi Audit Firm.

11. The Company's opinions about another equity finance possibility.
The Company considers prudently if there will be another equity finance demand expected or not, taking considerations about corporate financial demand, conditions and business promotions.

12. Schedule for the issues of Convertible Bond due Feb.29, 2008 & Stock Option due Mar.24, 2003.

February 26, Wednesday, 2003	Resolution by the Board of Directors meeting Application to the Ministry of Finance Application to JASDAQ with Press Release
March 1, Saturday, 2003	Announcement to the shareholders on the Newspaper
March 14, Friday, 2003	The effective date by the Ministry of Finance
March 18, Tuesday, 2003	Application date by the third party
March 18, Tuesday, 2003	Payment date by the third party.
March 19, Wednesday, 2003	Date of the issues of CB & Stock Option.

10. Major shareholders list as of end of January 2003.

Rank	Name	No. of holding shares	Ratio of holding shares
1	Marubeni Corporation	2,723,000 shares	2.87%
2	NDF Holdings Inc.	960,000 shares	1.02%
3	UBS AG London	754,000 shares	0.80%
4	Kazumasa Iwata	600,000 shares	0.64%
5	NDF (S) Pte Ltd.	489,695 shares	0.52%
	Total No. of shares	93,878,729 shares (100%)	

11. Outline information about the third party.

N.D.F.Holdings Inc.

Name of the third party		N.D.F. Holdings Inc.
Cathegories of new equity finance issued to the third party		Euro Yen Convertible Bond due Feb.29,2008 Stock Option due Mar.24, 2004
Number of initial payment amount		Yen400,000,000 for Euro Yen CB Yen 195,000,000 for Stock Option
Address of the office		Minato-ku, Tranomon, 1-16-2 (The address of Japanese Representative Lawyer)
Name of the representative president		Chan Boon Quen
Capital amount		US$ 3 million
Business category		Investment and Contents' rights trading.
Major share holder		Goodmachine Trust
Capital Relations	No. of shares of N.D.F. Holdings Inc. held by the Company	0 share
	No. of shares of the Company held by N.D.F. Holdings Inc.	960,000 share
Business relations		Trading partner on Film and Visual Contents
Personel relations		None

Cf. Number of Capital amount, Major share holders and Capital relationship are as of Jan. 31, 2003.

Other information about N.D.F. Holdings Inc.

(1) Date of incorporation : September 1995

(2) Business promotion : Including securities, investments & trading rights & interests, mostly consentrating on the film rights.

(3) Relation ship for the Company :
One of the film rights trading counter parties for overseas film rights.

(4) Major shareholder of N.D.F. Holdings Inc.: Goodmachine Trust corporation is held by the overseas film and music investment business department of USA based company.

(5)) Relation ship for other share holders of the Company : N.D.F. Holdings Inc. is the group company with other share holders of the Company like N.D.F. Pictures Ltd. and N.D.F.(S) Pte. Ltd. for the global film and music business promotion under the same kind of business brand name of NDF, even each company is independent on the corporate capital basis.

End